UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 October 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by the Chief Executive of Sasol and directors of major subsidiaries of Sasol during October 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY THE CHIEF EXECUTIVE OF SASOL: LPA
DAVIES

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by the chief executive of
Sasol:

On 30 September 2010 the Chief Executive of Sasol, Mr L P A
Davies, bought and paid for 72100 Sasol ordinary shares off-
market pursuant to the following previously exercised, but
unimplemented share options:

Number of shares	44 700
Option offer date	5 September 2001
Option offer price	R78.70
Exercise date	12 September 2001
Exercise price	R81.70
Total value of purchase transaction	R3 517 890, 00
Nature and extent of chief executive's interest	Direct beneficial

Number of shares	27 400
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	13 September 2002
Exercise price	118,50
Total value of purchase transaction	R3 205 800,00
Nature and extent of chief executive's interest	Direct beneficial

The Chief Executive also sold 22 000 Sasol ordinary shares held
directly and beneficially on 30 September 2010 for R311.35 per
share to fund the above purchase transactions. The total value of
this on-market sale transaction was R6 849 700,00.

Clearance was given in terms of paragraph 3.66 of the Listing
Requirements for the above transactions.

01 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of major
subsidiaries of Sasol:

Director	C F Rademan
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	5 October 2010
Option offer date	09 September 2004
Option offer price	R111,20
Exercise date	17 September 2004
Exercise price	R123,80
Number of shares	2400
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R266 880,00
Selling price per share	R317,70
Total value of sale transaction	R762 480,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Director                       Z Denga
Subsidiary                     Sasol Oil (Pty) Limited
Date transaction effected      5 October 2010
Option offer date              10 September 2002
Option offer price             R117,00
Exercise date                  05 May 2003
Exercise price                 R80,00
Number of shares               1100
Class of shares                Ordinary no par value
Nature of transaction          Sale of shares on-market pursuant
                               to implementation of options
Total value of purchase
transaction                    R128 700,00
Selling price per share        R316,31
Total value of sale            R347 941,00
transaction
Nature and extent of
director's interest            Direct beneficial
Clearance given in terms of
paragraph 3.66                 Yes


Director                       Z Denga
Subsidiary                     Sasol Oil (Pty) Limited
Date transaction effected      5 October 2010
Option offer date              10 September 2003
Option offer price             R89,50
Exercise date                  05 October 2010
Exercise price                 R323,50
Number of shares               1600
Class of shares                Ordinary no par value
Nature of transaction          Sale of shares on-market pursuant
                               to implementation of options
Total value of purchase
transaction                    R143 200,00
Selling price per share        R316,30
Total value of sale            R506 080,00
transaction
Nature and extent of
director's interest            Direct beneficial
Clearance given in terms of
paragraph 3.66                 Yes
```

Director	Z Denga
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	5 October 2010
Option offer date	09 September 2004
Option offer price	R111,20
Exercise date	15 December 2004
Exercise price	R112,00
Number of shares	1700
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R189 040,00
Selling price per share	R318,00
Total value of sale transaction	R540 600,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	H J Loubser
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	5 October 2010
Option offer date	14 October 2002
Option offer price	R115,00
Exercise date	25 October 2002
Exercise price	R107,00
Number of shares	1000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R115 000,00
Selling price per share	R320,00
Total value of sale transaction	R320 000,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	H J Loubser
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	29 September 2010
Option offer date	14 October 2002
Option offer price	R115,00
Exercise date	25 October 2002
Exercise price	R107,00
Number of shares	1000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R115 000,00
Selling price per share	R312,50
Total value of sale transaction	R312 500,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	H J Loubser
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	29 September 2010
Option offer date	14 October 2002
Option offer price	R115,00
Exercise date	25 October 2002
Exercise price	R107,00
Number of shares	2500
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares off-market pursuant to implementation of options
Total value of purchase transaction	R287 500,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Director                      H J Loubser
Subsidiary                    Sasol Oil (Pty) Limited
Date transaction effected     27 September 2010
Option offer date             10 September 2002
Option offer price            R117,00
Exercise date                 30 September 2002
Exercise price                R118,80
Number of shares              1700
Class of shares               Ordinary no par value
Nature of transaction         Purchase of shares off-market
                              pursuant to implementation of
                              options
Total value of purchase
transaction                   R198 900,00
Nature and extent of
director's interest           Direct beneficial
Clearance given in terms of
paragraph 3.66                Yes
```

06 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of major
subsidiaries of Sasol:

Director	E Oberholster
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	7 October 2010
Option offer date	09 September 2004
Option offer price	R111,20
Exercise date	28 September 2004
Exercise price	R121,50
Number of shares	3800
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R422 560,00
Selling price per share	R328,00
Total value of sale transaction	R1 246 400,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Director                      H J Loubser
Subsidiary                    Sasol Oil (Pty) Limited
Date transaction effected     7 October 2010
Option offer date             14 October 2002
Option offer price            R115,00
Exercise date                 25 October 2002
Exercise price                R107,00
Number of shares              1000
Class of shares               Ordinary no par value
Nature of transaction         Sale of shares on-market pursuant
                              to implementation of options
Total value of purchase
transaction                   R115 000,00
Selling price per share       R330,00
Total value of sale
transaction                   R330 000,00
Nature and extent of
director's interest           Direct beneficial
Clearance given in terms of
paragraph 3.66                Yes

08 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
```

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	P Basson
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	15 October 2010
Option offer date	09 September 2004
Option offer price	R111,20
Exercise date	05 October 2004
Exercise price	R123,00
Number of shares	900
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R100 080,00
Selling price per share	R315,00
Total value of sale transaction	R283 500,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

18 October 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October 2010   By: /s/ N L Joubert
                                                  Name: Nereus Louis Joubert
                                                  Title: Company Secretary